Exhibit 99.1
Home Inns Reports Third Quarter 2011 Financial Results
Revenue Increased 12% Year over Year to RMB 988 million
More than 1,000 hotels in operation under the Home Inns brand
Motel 168 Integration Proceeding as Planned
Shanghai, November 10, 2011 — Home Inns & Hotels Management Inc. (NASDAQ: HMIN), a leading economy hotel chain in China, today announced its unaudited financial results for the third quarter ended September 30, 2011.
Third Quarter 2011 Financial Highlights
•
Total revenue for the third quarter of 2011 was RMB 988.0 million (US$154.9 million) representing a 12.3% year-over-year increase, exceeding the guidance range of RMB 955 million to RMB 975 million, with most of the mature hotels outside of Shanghai achieved better than expected revenue performance through moderate price increases.

•
Net income attributable to Home Inns’ shareholders for the third quarter of 2011 was RMB 164.3 million (US$25.8 million). Net income was reduced by share-based compensation expenses of RMB 20.1 million (US$3.1 million), foreign exchange loss of RMB 0.8 million (US$0.1 million), corporate spending related to the concluded acquisition of Motel 168 International Holdings Limited (“Motel 168”) of RMB 41.4 million (US$6.5 million) and the withholding tax for distributable earnings from previous periods of RMB 26.7 million (US$4.2 million), and increased by gain from fair value change of convertible notes of RMB 121.2 million (US$19.0 million). This compared to a net income attributable to Home Inns’ shareholders of RMB 144.6 million in the third quarter of 2010, which was reduced by share-based compensation expenses of RMB 14.2 million and foreign exchange loss of RMB 1.7 million. Given considerations for nonoperational accounting charges and one-time items, overall profit margin is in line with normal historical performance level.

•
Income from operations for the third quarter of 2011 was RMB 98.5 million (US$15.4 million), compared to that of RMB 194.2 million in the same period of 2010. Income from operations excluding share-based compensation expenses and acquisition expenses (non-GAAP) was RMB 160.0 million (US$25.1 million) for the current quarter, compared to RMB 208.4 million in the same period of 2010. The absence of the one-time benefit from the Shanghai World Expo last year, the higher pre-opening costs for hotels under construction and a higher portfolio mix of new hotels in operation resulted in unfavorable comparison in income from operations year over year, however, the operating cost structure remained stable.

•
EBITDA (non-GAAP) for the third quarter of 2011 was RMB 331.8 million (US$52.0 million). Excluding any share-based compensation expenses, foreign exchange loss, gain from fair value change of convertible notes and spending on the concluded acquisition, adjusted EBITDA (non-GAAP) for the current quarter was RMB 272.9 million (US$42.8 million), compared to RMB 288.4 million for the same period of 2010 which was boosted by 2010 Shanghai World Expo.

•	Diluted earnings per ADS for the third quarter of 2011 were RMB 0.61 (US$0.10); adjusted diluted earnings per ADS (non-GAAP) for the current quarter were RMB 2.86 (US$0.45).

•
Home Inns completed its acquisition of 100% equity interest in Motel 168, and took control of Motel 168 effective on October 1, 2011. The acquisition price was US$470 million (subject to customary purchase price adjustments) that consists approximately US$305.0 million in cash and approximately 8.15 million Home Inns’ ordinary shares at a price equivalent to a per-ADS price of US$40.37 (each Nasdaq-traded Home Inns’ ADS represents two ordinary shares). The cash portion was funded with Home Inns’ cash on hand and a 4-year term loan facility of US$240.0 million with an interest rate at 390 base points over LIBOR.

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3780 to US$1.00, the noon buying rate for September 30, 2011 set forth in the H.10 statistical release of the Federal Reserve Board.
Because of the dilutive impact, net income for diluted earnings per ADS calculation is adjusted to exclude interest expenses of convertible bonds issued in December 2007 and convertible notes issued in 2010, foreign exchange gains from convertible notes and gain from fair value change of convertible notes. Adjusted diluted earnings per ADS (non-GAAP) exclude foreign exchange loss, share-based compensation expenses, merger and acquisition expenses, gain from fair value change of convertible notes and withholding tax for distributable earnings from previous periods. Please refer to “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.
“We are pleased to report higher than expected revenue results for the third quarter, due primarily to better than expected performance and continued operational improvements from our mature hotels outside of Shanghai.” said Mr. David Sun, Home Inns’ Chief Executive Officer. “We opened our 1000th Home Inns hotel during the third quarter which is a significant milestone in our growth history. The addition of Motel 168 and its more than 290 hotels solidifies our leadership position in the economy hotel industry in China, as well as further strengthens our diverse growth plans and multi-brand strategy. We are optimistic about the steady growth trend in the overall business and leisure travel in China despite uncertainties that may exist in the macroeconomic environment. With our operational know-how, discipline and agility in our investment and development plans, Home Inns is well-positioned to take advantage of the vast opportunities across Chinese market over the long term.”
Operational Highlights
•
During the third quarter of 2011, Home Inns opened 71 new hotels, including 22 new leased-and-operated hotels (including 1 new Yitel hotel) and 49 new franchised-and-managed hotels. During the quarter, there was one leased-and-operated hotel closure due to municipal city planning and re-zoning, and two leased-and-operated hotels transitioned into franchised-and-managed hotels according to the contracts.

•
As of September 30, 2011, Home Inns operated across 174 cities in China with a total of 1,004 hotels (net of one closure), of which 500 were leased-and-operated hotels (including 2 Yitel Hotels under Home Inns’ mid-scale hotel brand) and 504 were franchised-and-managed hotels. The average number of guest rooms per hotel was 114.

•	In addition, Home Inns had another 202 hotels contracted or under construction as of September 30, 2011, of which, 82 were leased-and-operated hotels and 120 were franchised-and-managed hotels.

•
As of September 30, 2011, Home Inns had 4.61 million active non-corporate members, representing a 39% increase from 3.31 million as of September 30, 2010. Room nights sold to active non-corporate members consistently represented over 50% of total room nights sold.

•
The occupancy rate for all hotels in operation was 94.1% in the third quarter of 2011, compared with 96.7% in the same period in 2010 and 94.0% in the previous quarter of 2011. The decrease in occupancy rate year over year was mainly due to a higher mix of new hotels going through ramp up with relatively lower occupancy rate than that of mature hotels during the quarter as compared with the same period in 2010.

•
RevPAR, defined as revenue per available room, was RMB 169 in the third quarter of 2011, compared with RMB 183 in the same period in 2010 and RMB 163 in the previous quarter of 2011. The year-over-year RevPAR decrease was driven by a lower occupancy rate discussed above and a lower average daily rate, or ADR, from RMB 189 to RMB 180 due to the absence of the price premium unique to the Shanghai World Expo that started on May 1, 2010 and ended on October 31, 2010.

•
RevPAR for Home Inns’ hotels that had been in operation for at least 18 months was RMB 179 for the third quarter of 2011, compared to RMB 185 for the same group of hotels in the third quarter of 2010. RevPAR for Home Inns’ hotels located outside of Shanghai that had been in operation for at least 18 months during the third quarter of 2011 was RMB 178 compared to RMB 168 for the same group of hotels in the third quarter of 2010. This favorable comparison was attributable to the increase in occupancy rate from 97.5% to 98.7% and the increase in ADR from RMB 173 to RMB 181.

“Home Inns’ pipeline remains strong with a total of 202 new hotel projects under development at the end of the quarter, our mature hotels are achieving stable performance and profitability, and our new hotels are ramping up according to expectations.” Mr. Sun continued, “The integration of Motel 168 is proceeding as planned as we focus on implementing operational best practices, revitalizing the properties, and executing new sales and marketing initiatives. As we prepare to enter into our 10th year in operations next year, we will continue to focus on growth with multi-brand development, productivity gains and efficiency improvements across the Company. We believe that this will enable us to capitalize on developing opportunities in the China’s travel industry going forward.”
Third Quarter 2011 Financial Results
Home Inns’ total revenues for the third quarter of 2011 were RMB 988.0 million (US$154.9 million), an increase of 12.3% year over year.
•
Total revenues from leased-and-operated hotels for the third quarter of 2011 were RMB 882.1 million (US$138.3 million), representing a 9.6% increase year over year and a 9.0% increase sequentially. The year-over-year and sequential increases were mainly driven by a greater number of hotels in operation. The sequential increase was also due to seasonality.

•
Total revenues from franchised-and-managed hotels for the third quarter of 2011 were RMB 106.0 million (US$16.6 million), representing a 41.7% increase year over year and a 10.4% increase sequentially. The year-over-year increase in revenues from franchised-and-managed hotels for the current quarter was mainly driven by a larger number of such hotels in operation. The sequential increase was attributable to an increased fee-revenue base driven by seasonality.

Total operating costs and expenses for the third quarter of 2011 were RMB 827.9 million (US$129.8 million). Total operating costs and expenses excluding share-based compensation expenses and acquisition-related expenses (non-GAAP) for the current quarter increased 23.7% from RMB 619.3 million in the same quarter last year to RMB 766.3 million (US$120.2 million), representing 77.6% of total revenues, compared with 70.4% for the same quarter a year ago and 76.0% for the previous quarter of 2011.
•
Total leased-and-operated hotel costs for the third quarter of 2011 were RMB 674.3 million (US$105.7 million), representing 76.5% of the leased-and-operated hotel revenues. This compared to 69.3% for the same quarter in 2010 and 77.5% for the previous quarter of 2011. The year-over-year increase in leased-and-operated hotel costs as a percentage of leased-and-operated hotel revenues was mainly due to the absence of one-time benefit from the Shanghai World Expo, a higher mix of new hotels in ramp-up with full costs but limited revenue contribution, and a higher pre-opening costs of RMB 31.2 million for hotels under construction. The sequential decrease was attributable to a higher RevPAR resulted in better revenue performance during this third quarter versus the second quarter of this year.

•
Personnel costs of franchised-and-managed hotels for the third quarter of 2011 were RMB 25.4 million (US$4.0 million) including share-based compensation expenses of RMB 1.7 million (US$0.3 million), representing 23.9% of franchised-and-managed hotel revenues. This compared to 16.0% for the same quarter in 2010 and 17.0% for the previous quarter of 2011. The year-over-year and sequential increases in personnel costs of franchised-and-managed hotels as a percentage of franchised-and-managed hotel revenues were mainly due to an increase in number of franchise-and-managed hotels and increase in accrued bonus for the general managers of the franchised-and-managed hotels.

•
Sales and marketing expenses for the third quarter of 2011 were RMB 16.1 million (US$2.5 million), representing 1.6% of total revenues compared to RMB 9.9 million or 1.1% of total revenues in the same period of 2010.

•
General and administrative expenses for the third quarter of 2011 were RMB 112.1 million (US$17.6 million) which include share-based compensation expenses of RMB 16.5 million (US$2.6 million) and spending related to the acquisition of Motel 168 of RMB 41.4 million (US$6.5 million). General and administrative expenses excluding share-based compensation expenses and acquisition-related spending (non-GAAP) were RMB 54.2 million (US$8.5 million), or 5.5% of the total revenues, compared with 4.5% of the total revenues in the same period of 2010 and 5.1% in the previous quarter of 2011.

The above resulted in an income from operations for the third quarter of 2011 of RMB 98.5 million (US$15.4 million). Income from operations excluding share-based compensation expenses (non-GAAP) and acquisition-related spending was RMB160.0 million (US$25.1 million), compared to an income from operations of RMB 208.4 million in the same period of 2010 and an income from operations of RMB 158.8 million in the previous quarter of 2011. The main reasons for the year-over-year decrease in income from operations were higher pre-opening costs, higher mix of new leased-and-operated hotels with less favorable expense ratio than hotels that are fully ramped up, and the absence of the benefit from the Shanghai World Expo. The sequential increase in income from operations was mainly due to higher revenue offsetting higher pre-opening costs for hotels under construction during the current quarter.
EBITDA (non-GAAP) for the third quarter of 2011 was RMB 331.8 million (US$52.0 million). Excluding any share-based compensation expenses, foreign exchange loss, gain from fair value change of convertible notes and acquisition expenses, adjusted EBITDA (non-GAAP) was RMB 272.9 million (US$42.8 million), or 27.6% of total revenues, compared to RMB 288.4 million or 32.8% of total revenue in the same period in 2010. The decrease of 5.2 percentage points of adjusted EBITDA (non-GAAP) over total revenues year over year was mainly due to the absence of the one-time benefit from Shanghai World Expo in 2010.

Net income attributable to Home Inns’ shareholders for the third quarter of 2011 was RMB 164.3 million (US$25.8 million), after deducting accrued overseas company income tax of RMB 34.2 million (US$5.4 million), of which RMB 26.7 million (US$4.2 million) were accrued for previous periods before the third quarter of 2011. In connection with the acquisition of Motel 168, Home Inns entered into a US$240.0 million US dollar denominated, 4-year term loan facility agreement. After-tax profits from Home Inns’ subsidiaries in China will be distributed to its overseas holding company borrower in order to service the debt. Home Inns has recognized the relevant deferred tax liability of RMB 34.2 million (US$5.4 million) as of September 30, 2011 in connection with cumulative distributable earnings since 2008 using a 5% dividend withholding tax rate provided as a preferential rate by the tax arrangement between PRC and Hong Kong.
Adjusted net income attributable to Home Inns’ shareholders (non-GAAP), which excludes any share-based compensation expenses, foreign exchange loss, gain from fair value change of convertible notes, acquisition expenses and withholding tax for distributable earnings from previous periods, was RMB 132.0 million (US$20.7 million) for the third quarter of 2011, compared to that of RMB 160.4 million from the same period in 2010 and RMB 119.2 million for the previous quarter of 2011.
Basic earnings per share for the third quarter of 2011 were RMB 2.00 (US$0.31), while diluted earnings per share were RMB 0.31 (US$0.05). Basic earnings per ADS were RMB 3.99 (US$0.63), while diluted earnings per ADS were RMB 0.61 (US$0.10). Excluding any share-based compensation expenses, foreign exchange loss, gain from fair value change of convertible notes, acquisition expenses and withholding tax for distributable earnings from previous periods, adjusted basic earnings per share (non-GAAP) were RMB 1.60 (US$0.25), while adjusted diluted earnings per share (non-GAAP) were RMB 1.43 (US$0.22). Adjusted basic earnings per ADS (non-GAAP) were RMB 3.21 (US$0.50) while adjusted diluted earnings per ADS (non-GAAP) were RMB 2.86 (US$0.45).
Net operating cash flow for the third quarter of 2011 was RMB 276.9 million (US$43.4 million), compared to RMB 330.5 million from the third quarter of 2010. Capitalized expenditures for the third quarter of 2011 were RMB 304.0 million (US$47.7 million), while related cash paid for capital expenditures during the current quarter was RMB 217.0 million (US$34.0 million).
As of September 30, 2011, Home Inns had cash and cash equivalents of RMB 1.6 billion (US$248.9 million). The outstanding balance of its convertible bonds (issued in 2007) was RMB 112.9 million (US$17.7 million) including principal and accrued interest. Outstanding balance of long-term financial liability (measured at fair value) arose from the convertible notes issued in December 2010 was RMB 1.0 billion (US$159.3 million).
Outlook for the Fourth Quarter 2011
Home Inns expects its total revenues on a comparable basis in the fourth quarter of 2011 to be in the range of RMB 995 million (US$156.0 million) to RMB 1,015 million (US$159.1 million), representing a 25%-27% year-over-year increase without taking into account the revenue contribution by Motel 168.
Home Inns will consolidate Motel 168’s financial results starting October 1, 2011. Home Inns expects the revenue contribution from Motel 168 to be in the range of RMB 355 million to RMB 375 million for the fourth quarter of 2011. The consolidated total revenues in the fourth quarter of 2011 are expected to be in the range of RMB 1,350 million (US$211.7 million) to RMB 1,390 million (US$217.9 million). This forecast reflects Home Inns’ current and preliminary view, which is subject to change.

Conference Call Information
Home Inns’ management will hold an earnings conference call at 9 PM on November 10, 2011 U.S. Eastern Standard Time (10 AM on November 11, 2011 Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

China Mainland (toll free):	800.819.0121
Hong Kong:	+852.2475.0994
U.S. (toll free):	+1.866.519.4004
U.S. and International:	+1.718.354.1231

Passcode for all regions:	Home Inns
A replay of the conference call may be accessed by phone at the following numbers until the end of November 18, 2011 U.S. Eastern Standard Time.

U.S. toll free:	+1.866.214.5335
International:	+1.718.354.1232
Conference ID number:	18754471
Live and archived webcasts of this conference call will be available at http://english.homeinns.com.
About Home Inns
Home Inns is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns commenced operations in 2002, it has become one of the best-known economy hotel brands in China. Home Inns offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns’ ADSs, each of which represents two ordinary shares, trade on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Home Inns, please visit http://english.homeinns.com.
Safe Harbor
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; our expected successful consolidation and integration of Motel 168 with our existing operations; and other factors and risks detailed in our filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by us to be accurate, nor do we purport it to be complete. We undertake no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Non-GAAP Financial Measures
To supplement Home Inns’ unaudited consolidated financial results presented in accordance with U.S. GAAP, Home Inns uses the following non-GAAP measures: total operating costs and expenses excluding share-based compensation expenses and merger and acquisition expenses, general and administrative expenses excluding share-based compensation expenses and merger and acquisition expenses, income from operations excluding share-based compensation expenses and merger and acquisition expenses, adjusted net income attributable to shareholders excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes, gain or loss from fair value change of convertible notes, merger and acquisition expenses and withholding tax for profit distribution of previous periods, adjusted basic and diluted earnings per ADS and per share excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes, gain or loss from fair value change of convertible notes, merger and acquisition expenses and withholding tax for profit distribution of previous periods, and adjusted EBITDA excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes, gain or loss from fair value change of convertible notes, and merger and acquisition expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.
Home Inns believes that in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity and both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. Management believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization, is a useful financial metric to assess Home Inns’ operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, management believes that EBITDA is widely used by other companies in the lodging industry and may be used as an analysis tool by both management and investors to measure and compare Home Inns’ operational and financial performance with industry peers.
One of the limitations of using non-GAAP income from operations, EBITDA, adjusted EBITDA and non-GAAP net income attributable to shareholders is that they do not include all items that impact Home Inns’ net income for the period. These non-GAAP measures exclude share-based compensation expenses, which have been and will continue to be a significant recurring expense in Home Inns’ business. In addition, Home Inns’ EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as Home Inns does. Management compensates for this and other limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Home Inns computes the non-GAAP financial measures using the same consistent method from quarter to quarter. Reconciliations of GAAP and non-GAAP results are included at the end of this press release.

The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that Home Inns’ future results will be unaffected by other charges and gains Home Inns considers to be outside the ordinary course of its business.
For investor and media inquiries, please contact:
Ethan Ruan
Home Inns & Hotels Management Inc.
Tel: +86-21-3401-9898 x2004
Email: zjruan@homeinns.com
John Pattison/Tom Evrard
FTI Consulting
Tel: +86 10 8591 1958/+65 6831 7801
Email: john.pattison@fticonsulting.com/thomas.evrard@fticonsulting.com

Home Inns & Hotels Management Inc.
Unaudited Condensed Consolidated Balance Sheet

	December 31, 2010	September 30, 2011
	RMB ’000	RMB ’000	US$ ’000

ASSETS
Current assets:
Cash and cash equivalents	2,382,643	1,587,360	248,881
Restricted cash	21,552	45,190	7,085
Accounts receivable	43,274	56,507	8,860
Receivables from related parties	5,659	5,220	818
Consumables	25,459	31,444	4,930
Prepayments and other current assets	77,886	121,929	19,117
Deferred tax assets, current	42,613	60,739	9,523

Total current assets	2,599,086	1,908,389	299,214

Prepayment-acquisition escrow	—	158,873	24,909
Prepayment for Motel acqusition	—	2,698,735	423,132
Property and equipment, net	2,104,393	2,482,791	389,274
Goodwill	390,882	390,882	61,286
Intangible assets, net	42,393	38,329	6,010
Other assets	50,473	130,719	20,495
Deferred tax assets, non-current	98,918	112,732	17,675

Total assets	5,286,145	7,921,449	1,241,995

LIABILITIES
Current liabilities:
Accounts payable	45,742	37,221	5,836
Payables to related parties	4,182	4,091	641
Short term loans	—	349,520	54,801
Salaries and welfare payable	141,839	130,126	20,402
Income tax payable	42,397	48,305	7,574
Other taxes payable	15,308	18,293	2,868
Deferred revenues	73,150	121,373	19,030
Other unpaid and accruals	96,840	136,347	21,378
Other payables	419,118	583,275	91,451
Deferred tax liability, current	—	34,184	5,360

Total current liabilities	838,576	1,462,735	229,341

Long term loans	—	1,175,657	184,330
Deferred rental	191,034	229,593	35,998
Deferred revenues, non-current	56,996	30,770	4,824
Deposits	33,454	46,332	7,264
Unfavorable lease liability	13,211	12,164	1,907
Convertible bonds	159,402	112,911	17,703
Financial liability (Convertible notes measured at fair value)	1,227,577	1,016,295	159,344
Deferred tax liability, non-current	11,552	11,770	1,845

Total liabilities	2,531,802	4,098,227	642,556

Commitments and contingencies

Shareholders’ equity
Ordinary shares (US$0.005 par value; 200,000,000 shares authorized, 81,716,084 and 90,565,306 shares issued and outstanding as of December 31, 2010 and September 30, 2011, respectively)	3,257	3,539	555
Additional paid-in capital	1,913,734	2,661,799	417,341
Statutory reserves	94,114	94,114	14,756
Retained earnings	732,194	1,051,065	164,795

Total Home Inns shareholders’ equity	2,743,299	3,810,517	597,447

Noncontrolling interests	11,044	12,705	1,992

Total shareholders’ equity	2,754,343	3,823,222	599,439

Total liabilities and shareholders’ equity	5,286,145	7,921,449	1,241,995

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.3780 on September 30, 2011, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.
Unaudited Condensed Consolidated Statement of Operations

	Quarter Ended
	September 30, 2010	June 30, 2011	September 30, 2011
	RMB ’000	RMB ’000	RMB ’000	US$ ’000

Revenues:
Leased-and-operated hotels	804,726	809,227	882,070	138,299
Franchised-and-managed hotels	74,792	96,019	105,962	16,614

Total revenues	879,518	905,246	988,032	154,913
Less: Business tax and related surcharges	(51,822)	(58,118)	(61,686)	(9,672)

Net revenues	827,696	847,128	926,346	145,241

Operating costs and expenses:
Leased-and-operated hotel costs —
Rents and utilities	(221,654)	(242,298)	(269,017)	(42,179)
Personnel costs	(135,283)	(149,850)	(159,394)	(24,991)
Depreciation and amortization	(75,353)	(83,531)	(90,746)	(14,228)
Consumables, food and beverage	(44,036)	(53,816)	(57,176)	(8,965)
Others	(81,573)	(97,436)	(98,011)	(15,367)

Total leased-and-operated hotel costs	(557,899)	(626,931)	(674,344)	(105,730)

Personnel costs of Franchised-and-managed hotels	(11,944)	(16,294)	(25,370)	(3,978)
Sales and marketing expenses (Note 2)	(9,927)	1,144	(16,067)	(2,519)
General and administrative expenses	(53,744)	(70,767)	(112,082)	(17,573)

Total operating costs and expenses	(633,514)	(712,848)	(827,863)	(129,800)

Income from operations	194,182	134,280	98,483	15,441

Interest income	2,685	8,659	6,756	1,059
Interest expense	(406)	(6,284)	(6,007)	(942)
Gain on change in fair value of convertible notes	—	26,301	121,194	19,002
Gain on buy-back of convertible bonds	—	1,521	—	—
Other operating income	—			—
Non-operating income	4,790	4,305	21,088	3,307
Foreign exchange loss, net	(1,673)	(322)	(756)	(119)

Income before income tax expense	199,578	168,460	240,758	37,748

Income tax expense	(52,691)	(44,778)	(75,162)	(11,785)

Net income	146,887	123,682	165,596	25,963

Less:Net income attributable to noncontrolling interests	(2,327)	(1,593)	(1,333)	(209)

Net income attributable to Home Inns’ shareholders	144,560	122,089	164,263	25,754

Earnings per share
— Basic	1.79	1.49	2.00	0.31

— Diluted	1.71	0.85	0.31	0.05

Weighted average ordinary shares outstanding
— Basic	80,950	82,093	82,311	82,311

— Diluted	84,706	92,401	92,276	92,276

Share-based compensation expense was included in the statement of operations as follows:
Operating costs and expenses	—	—	1,647	258
Personnel costs of Franchised-and-managed hotels	—		1,660	260
General and administrative expenses	14,172	19,929	16,476	2,583
Sales and marketing expenses	—	—	339	53
Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.3780 on September 30, 2011, representing the certificated exchange rate published by the Federal Reserve Board.
Note 2: For June 30, 2011, the item includes a credit to expense of RMB 14.0 million (US$2.2 million) due to a change in estimation on reward points redemption and expiration.

Home Inns & Hotels Management Inc.
Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended September 30, 2011
				Merger and
	GAAP	%of Total	Share-based	acquisition	%of Total	Non-GAAP	%of Total
	Result	Revenue	Compensation	expenses	Revenue	Result	Revenue
	RMB ’000		RMB ’000	RMB ’000		RMB ’000
	(unaudited)		(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(674,344)	68.3%	1,647	—	0.2%	(672,697)	68.1%
Personnel costs of Franchised-and-managed hotels	(25,370)	2.6%	1,660	—	0.2%	(23,710)	2.4%
Sales and marketing expenses	(16,067)	1.6%	339	—	0.0%	(15,728)	1.6%
General and administrative expenses	(112,082)	11.3%	16,476	41,392	5.9%	(54,214)	5.5%

Total operating costs and expenses	(827,863)	83.8%	20,122	41,392	6.2%	(766,349)	77.6%

Income from operations	98,483	10.0%	20,122	41,392	6.2%	159,997	16.2%

	Quarter Ended September 30, 2011
				Merger and
	GAAP	%of Total	Share-based	acquisition	%of Total	Non-GAAP	%of Total
	Result	Revenue	Compensation	expenses	Revenue	Result	Revenue
	US$ ’000		US$ ’000	US$ ’000		US$ ’000
	(unaudited)		(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(105,730)	68.3%	258	—	0.2%	(105,472)	68.1%
Personnel costs of Franchised-and-managed hotels	(3,978)	2.6%	260	—	0.2%	(3,718)	2.4%
Sales and marketing expenses	(2,519)	1.6%	53	—	0.0%	(2,466)	1.6%
General and administrative expenses	(17,573)	11.3%	2,583	6,490	5.9%	(8,500)	5.5%

Total operating costs and expenses	(129,800)	83.8%	3,154	6,490	6.2%	(120,156)	77.6%

Income from operations	15,441	10.0%	3,154	6,490	6.2%	25,085	16.2%

	Quarter Ended June 30, 2011
				Merger and
	GAAP	%of Total	Share-based	acquisition	%of Total	Non-GAAP	%of Total
	Result	Revenue	Compensation	expenses	Revenue	Result	Revenue
	RMB ’000		RMB ’000	RMB ’000		RMB ’000
	(unaudited)		(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(626,931)	69.3%	—	—	0.0%	(626,931)	69.3%
Personnel costs of Franchised-and-managed hotels	(16,294)	1.8%	—	—	0.0%	(16,294)	1.8%
Sales and marketing expenses	1,144	0.1%	—	—	0.0%	1,144	0.1%
General and administrative expenses	(70,767)	7.8%	19,929	4,637	2.2%	(46,201)	5.1%

Total operating costs and expenses	(712,848)	78.7%	19,929	4,637	2.2%	(688,282)	76.0%

Income from operations	134,280	14.8%	19,929	4,637	2.2%	158,846	17.5%

	Quarter Ended September 30, 2010
				Merger and
	GAAP	%of Total	Share-based	acquisition	%of Total	Non-GAAP	%of Total
	Result	Revenue	Compensation	expenses	Revenue	Result	Revenue
	RMB ’000		RMB ’000	RMB ’000		RMB ’000
	(unaudited)		(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(557,899)	63.4%	—	—	0.0%	(557,899)	63.4%
Personnel costs of Franchised-and-managed hotels	(11,944)	1.4%	—	—	0.0%	(11,944)	1.4%
Sales and marketing expenses	(9,927)	1.1%	—	—	0.0%	(9,927)	1.1%
General and administrative expenses	(53,744)	6.1%	14,172	—	1.6%	(39,572)	4.5%

Total operating costs and expenses	(633,514)	72.0%	14,172	—	1.6%	(619,342)	70.4%

Income from operations	194,182	22.1%	14,172	—	1.6%	208,354	23.7%

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.3780 on September 30, 2011, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.
Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	September 30, 2010	June 30, 2011	September 30, 2011
	RMB ’000	RMB ’000	RMB ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income attributable to Home Inns’ shareholders (GAAP)	144,560	122,089	164,263	25,754
Foreign exchange loss, net	1,673	322	756	119
Share-based compensation	14,172	19,929	20,122	3,154
Gain on buy-back of convertible bonds	—	(1,521)	—	—
Merger and acquisition expenses	—	4,637	41,392	6,490
Gain on change in fair value of convertible notes	—	(26,301)	(121,194)	(19,002)
Withholding tax for profit distribution of previous periods	—	—	26,693	4,185

Adjusted net income attributable to Home Inns’ shareholders (Non-GAAP) (Net income attributable to Home Inns’ shareholders excluding foreign exchange loss, share-based compensation, gain on buy-back of convertible bonds, merger and acquistion expenses, gain on change in fair value of convertible notes and withholding tax for profit distribution of previous periods)	160,405	119,155	132,032	20,700

	Quarter Ended
	September 30, 2010	June 30, 2011	September 30, 2011
	RMB ’000	RMB ’000	RMB ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Earnings per share (GAAP)
— Basic	1.79	1.49	2.00	0.31

— Diluted	1.71	0.85	0.31	0.05

Weighted average ordinary shares outstanding
— Basic	80,950	82,093	82,311	82,311

— Diluted	84,706	92,401	92,276	92,276

Adjusted earnings per share (Non-GAAP)
(Earnings per share excluding foreign exchange loss, share-based compensation, gain on buy-back of convertible bonds, merger and acquistion expenses, gain on change in fair value of convertible notes and withholding tax for profit distribution of previous periods)

— Basic	1.98	1.45	1.60	0.25

— Diluted	1.89	1.29	1.43	0.22

Weighted average ordinary shares outstanding
— Basic	80,950	82,093	82,311	82,311

— Diluted	84,706	92,401	92,276	92,276

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.3780 on September 30, 2011, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.
Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	September 30, 2010	June 30, 2011	September 30, 2011
	RMB ’000	RMB ’000	RMB ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income attributable to Home Inns’ shareholders	144,560	122,089	164,263	25,754
Interest income	(2,685)	(8,659)	(6,756)	(1,059)
Interest expenses	406	6,284	6,007	942
Income tax expense	52,691	44,778	75,162	11,785
Depreciation and amortization (Note 1)	77,556	85,929	93,141	14,603

EBITDA (Non-GAAP)	272,528	250,421	331,817	52,025

Foreign exchange loss, net	1,673	322	756	119
Share-based compensation	14,172	19,929	20,122	3,154
Gain on buy-back of convertible bonds	—	(1,521)	—	—
Merger and acquisition expenses	—	4,637	41,392	6,490
Gain on change in fair value of convertible notes	—	(26,301)	(121,194)	(19,002)

Adjusted EBITDA (Non-GAAP) (EBITDA excluding foreign exchange loss, share-based compensation, gain on buy-back of convertible bonds, Merger and acquistion expenses and gain on change in fair value of convertible notes)	288,373	247,487	272,893	42,786

% of total revenue	32.8%	27.3%	27.6%	27.6%
Note 1: The “Depreciation and amortization expense” includes the depreciation and amortization expenses of the Group.
The depreciation and amortization expenses of all leased-and-operated hotels are included in “Operating costs and expenses”.
The depreciation and amortization expenses of administrative long-term assets are included in “General and administrative expenses”.

Home Inns & Hotels Management Inc.
Operating Data

	As of and for the quarter ended
	Septermber 30, 2010	June 30, 2011	Septermber 30, 2011

Total Hotels in operation:	728	934	1,004
Leased-and-operated hotels	404	481	500
Franchised-and-managed hotels	324	453	504
Total rooms	84,621	106,843	114,792
Occupancy rate (as a percentage)	96.7%	94.0%	94.1%
Average daily rate (in RMB)	189	173	180
RevPAR (in RMB)	183	163	169

Like-for-like performance for hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	Septermber 30, 2010	September 30, 2011
Total Hotels in operation:	626	626
Leased-and-operated hotels	382	382
Franchised-and-managed hotels	244	244
Total rooms	72,956	72,956
Occupancy rate (as a percentage)	98%	98%
Average daily rate (in RMB)	189	182
RevPAR (in RMB)	185	179
*     “Occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period.
“Average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period.
“RevPAR” represents revenue per available room, which is calculated by dividing total hotel room revenues by the total number of available rooms in a given period, or by multiplying average daily rates and occupancy rates in a given period.